February 4, 2025

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Mr. John Coleman

Dear :

Re:	Lithium Corporation (“we”, “us”, “our”, the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2023 SEC comments dated January 31, 2025 File No. 000-54332

We write in response to your letter of January 31, 2025 regarding the above referenced annual report. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2023 Item 2. Properties, page 13

1. Please confirm that you will revise future filings to include a map with an overview of all properties, as required by Item 1303(b) of Regulation S-K, and that you will remove estimates of mineralization for the Hughes Claims, such as the 300-500,000 tons of mineralized material and 45.3 million tons containing 762,000 ounces of gold and 10.6 million ounces of silver.

Response: The Company will revise future filings to include a map with an overview of all properties, as required by Item 1303(b) of Regulation S-K. Additionally, as directed the Company will remove all future estimates of mineralization for the Hughes Claims.

Yours truly,

LITHIUM CORPORATION

Per:	/s/ Tom Lewis
Tom Lewis Chief Executive Officer